SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 14 November 2006

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	3rd Quarter Results dated 14 November 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 November 2006

14 November 2006	Exhibit 99.1

InterContinental Hotels Group PLC

Third Quarter Results to 30 September 2006

Third Quarter Headlines

•	Continuing revenue up 10% from £183m to £202m, up 14% at constant exchange rates.

•	Continuing operating profit up 13% from £47m to £53m, up 21% at constant exchange rates.

•	Total operating profit, including discontinued operations, of £62m.

•	Franchised operating profit up 3% to £63m, up 7% at constant exchange rates. Managed operating profit up 18% to £20m, up 18% at constant exchange rates.

•	Adjusted earnings per share up 100% from 5.7p to 11.4p.

•	Total gross revenue from all hotels in IHG’s system up 9% to $4.1bn.*

•	Global constant currency RevPAR growth of 8.6%. Strongest growth in EMEA, up 11.6%, mainly driven by rate increases.

•	Room count increased by 2,773 rooms to 543,775 rooms. Pipeline now 143,606 rooms, up 13,506.

*	Total gross revenue is defined as total room revenue (i.e. excluding food and beverage) from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

All figures and movements unless otherwise noted are at actual exchange rates and before other operating income and expenses.

See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4.

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“Trading in the quarter remained strong with all brands performing well around the world. We have now added over 6,000 net rooms since January and we are on track to end the year in the region of 10,000 net rooms up. Our new hotels pipeline continues to grow well and the quality of our new signings is high. Our recent deal with All Nippon Airlines makes IHG the largest international hotel operator in Japan and strengthens our strategic position in Asia. The outlook for the Group remains positive.”

Americas: strong performance across all brands

Revenue performance

RevPAR increased 7.5%, driven by rate. All brands performed strongly, with InterContinental up 9.4%, Crowne Plaza up 7.9%, Holiday Inn up 5.9%, Holiday Inn Express up 9.3%, Staybridge Suites up 6.0% and Candlewood Suites up 6.5%. All brands except Staybridge Suites have outperformed the market so far this year.

Operating profit performance

Operating profit from continuing operations increased 17% from $92m to $108m. Continuing owned and leased profit was flat at $4m, impacted by $1.1m pre opening costs at InterContinental Boston, which opened on 6 November 2006. Managed profit was up 86% to $13m, benefiting from retained management contracts on assets disposed. Franchised profit increased 8% to $106m. Including discontinued operations, total operating profit increased from $96m to $111m.

EMEA: RevPAR growth accelerating

Revenue performance

RevPAR increased 11.6%, with all major countries performing well. Middle East RevPAR increased 30.0%, despite the recent conflict in Lebanon. UK Holiday Inn estate RevPAR increased 9.4%, outperforming the market, against 2005 comparables impacted by the London bombings.

Operating profit performance

Operating profit from continuing operations increased 22% from £9m to £11m, after a £1m reduction in regional overheads. Continuing owned and leased operations broke even in the quarter. The InterContinental Le Grand Paris continues to rebuild its business post refurbishment, delivering a 27.3% RevPAR increase. The InterContinental London Park Lane reopened on 6 November 2006. As some bedrooms will not be available until March 2007, the expected profitability from the hotel for 2006 has reduced by £3m, in total £18m lower than the 2004 level. Managed profit was flat at £9m. Franchised profit was flat at £6m, impacted by the loss of income from the South African master franchise IHG cancelled in 2005. Including discontinued operations, total operating profit reduced from £20m to £18m.

Asia Pacific: strong growth

Revenue performance

RevPAR increased 10.5%, mainly driven by rate. InterContinental RevPAR increased 11.2%, Crowne Plaza 9.8%, and Holiday Inn 9.2%. Greater China RevPAR increased 14.3%, outperforming the market, driven by rate increases as strong demand for IHG’s brands continues.

Operating profit performance

Operating profit from continuing operations increased 60% from $5m to $8m. Owned and leased operating profit increased 100% from $2m to $4m as a result of fewer rooms being under refurbishment this year at the InterContinental Hong Kong. Managed hotels profit increased by 50% from $6m to $9m as a result of retained management contracts on assets disposed and the increasing number of hotels under IHG management in China.

Overheads and Tax

As previously disclosed, IHG expects that in 2006 regional and central overheads will increase ahead of inflation at constant exchange rates. In the quarter, aggregate regional overheads reduced £2m to £15m due to timing of costs. Central overheads increased by £3m to £19m. This included further planned investment in global research designed to strengthen brand development and to enhance IHG’s growth capability.

Based on the first nine months, IHG’s 2006 full year tax rate estimate, adjusted for special items, has reduced by 1% to 24%. IHG’s tax rate is likely to be volatile over the next few years but in the long term is expected, as previously indicated, to trend upwards.

Room count and development pipeline size

IHG’s pipeline of new hotels continues to expand.

•	24,999 rooms were signed in the quarter; 16,776 in the Americas, 2,742 in EMEA and 5,481 in Asia Pacific.

•	Pipeline now stands at 143,606 rooms, up 13,506 in the quarter and 35,069 since the beginning of the year.

•	IHG’s development activity in China continues to be successful. 12 hotels, 4,908 rooms, were signed in the third quarter, with 28 hotels and 13,148 rooms signed since the beginning of the year.

IHG maintains its focus on expanding the distribution of its brands, while enhancing hotel quality.

•	8,044 rooms opened; 5,314 in the Americas, 1,091 in EMEA and 1,639 in Asia Pacific. 25,415 rooms opened year to date.

•	5,271 rooms exited; 3,635 in the Americas, 530 in EMEA and 1,106 in Asia Pacific. 19,173 rooms exited year to date.

•	The room count at the end of the quarter was 543,775. 6,242 rooms have been added year to date, positioning IHG well to add in the region of 10,000 rooms by the year end. InterContinental and Crowne Plaza have added 5,246 of these net rooms year to date, enhancing the mix of IHG’s hotel portfolio and the distribution of IHG’s upscale brands.

Disposals and returns of funds

The sale of seven Continental European InterContinental branded hotels to Morgan Stanley Real Estate Funds was completed during September for a total of €634m.

IHG’s net debt at the period end was £116m, including the $186m (£99m) finance lease on the InterContinental Boston.

14.0m shares were repurchased under IHG’s ongoing buyback programme during the third quarter, at a cost of £125m. There were 357m shares outstanding at the end of the third quarter. Since the period end, a further 0.8m shares have been repurchased, at a cost of £8m, leaving £41m of the £250m buyback still to be completed.

Further returns of funds will be made to shareholders in due course, as previously stated. An announcement on timing and quantum of further returns will be made not later than IHG’s preliminary results in February 2007.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds	Net book value
Disposed to date	175	£3.0bn	£2.9bn
Remaining hotels	24	—	£1.0bn

Appendix 2: Return of funds programme*

	Timing	Total return	Returned to date	Still to be returned
£501m special dividend	Paid December 2004	£501m	£501m	Nil
First £250m share buyback	Completed in 2004	£250m	£250m	Nil
£996m capital return	Paid 8 July 2005	£996m	£996m	Nil
Second £250m share buyback	Completed in 2006	£250m	£250m	Nil
£497m special dividend	Paid 22 June 2006	£497m	£497m	Nil
Third £250m share buyback	Underway	£250m	£201m	£49m

Total		£2.75bn	£2.70bn	£0.05bn

*	To 30 September 2006.

Appendix 3: Financial headlines

	Total		Americas		EMEA		Asia Pacific		Central
Q3 £m	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Franchised operating profit	63	61	57	55	6	6	—	—	—	—
Managed operating profit	20	17	7	4	9	9	4	4	—	—
Continuing owned and leased operating profit	4	2	2	2	—	(1)	2	1	—	—
Regional overheads	(15)	(17)	(8)	(10)	(4)	(5)	(3)	(2)	—	—
Continuing operating profit pre central overheads	72	63	58	51	11	9	3	3	—	—
Central overheads	(19)	(16)	—	—	—	—	—	—	(19)	(16)
Continuing operating profit	53	47	58	51	11	9	3	3	(19)	(16)
Discontinued owned and leased operating profit	9	17	2	2	7	11	—	4	—	—
Total operating profit	62	64	60	53	18	20	3	7	(19)	(16)

Appendix 4: Constant currency continuing operating profits before special items for the period.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	14%	20%	22%	22%	0%	33%	13%	21%

Exchange rates	USD:GBP	EUR:GBP
Q3 2006	1.87	1.47
Q3 2005	1.79	1.46

*	Sterling actual currency
**	Translated at constant Q3 2005 exchange rates
***	After Central Overheads

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 867
Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Conference call for Analysts and Shareholders

A conference call with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 09.30am (London time) on 14 November. There will be an opportunity to ask questions.

UK Local Rate	0845 245 5000
Standard International Dial In	+44 (0)1452 562 716
Conference ID:	9543944

A recording of the conference call will be available for 7 days. To access this please dial the relevant number below and use the access number 9543944#

UK dial in	0845 245 5205
International dial-in	+44 (0)1452 550 000

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 11.45am (Eastern Standard Time) on 14 November with Andrew Cosslett (Chief Executive). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 562 716
US Toll Free	1866 832 0717
Conference ID:	9543957

A recording of the conference will also be available for 7 days. To access this please dial the relevant number below and use the access number 9543957#

International dial-in	+44 (0)1452 550 000
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 14 November 2006. The web address is www.ihgplc.com/Q3.

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 543,775 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘ target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in “Risk Factors” in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the three months ended 30 September 2006

	3 months ended 30 September 2006						3 months ended 30 September 2005
	Continuing operations		Discontinued operations		Total		Continuing operations		Discontinued operations		Total
	£m		£m		£m		£m		£m		£m
Revenue (note 3)	202		35		237		183		271		454
Cost of sales	(92)		(25)		(117)		(83)		(194)		(277)
Administrative expenses	(44)		—		(44)		(38)		(20)		(58)

	66		10		76		62		57		119
Depreciation and amortisation	(13)		(1)		(14)		(15)		(17)		(32)
Other operating income and expenses (note 8)	—		—		—		(9)		—		(9)

Operating profit (note 4)	53		9		62		38		40		78
Financial income	5		—		5		7		—		7
Financial expenses	(9)		—		(9)		(12)		(3)		(15)

Profit before tax	49		9		58		33		37		70

UK tax	2		—		2		(5)		—		(5)
Foreign tax	(10)		(3)		(13)		(10)		(5)		(15)

Total tax (note 9)	(8)		(3)		(11)		(15)		(5)		(20)

Profit after tax	41		6		47		18		32		50
Gain on disposal of assets, net of tax charge of £4m (2005 £1m)	—		115		115		—		—		—

Profit for the period	41		121		162		18		32		50

Attributable to:
Equity holders of the parent	41		121		162		18		26		44
Minority equity interest	—		—		—		—		6		6

Profit for the period	41		121		162		18		32		50

Earnings per ordinary share (note 10):
Basic	11.4	p	33.7	p	45.1	p	4.1	p	5.9	p	10.0	p
Diluted	11.1	p	32.6	p	43.7	p	4.0	p	5.7	p	9.7	p
Adjusted	11.4	p	—		—		5.7	p	—		—

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the nine months ended 30 September 2006

	9 months ended 30 September 2006						9 months ended 30 September 2005
	Continuing operations		Discontinued operations		Total		Continuing operations		Discontinued operations		Total
	£m		£m		£m		£m		£m		£m
Revenue (note 3)	587		149		736		519		995		1,514
Cost of sales	(260)		(115)		(375)		(241)		(731)		(972)
Administrative expenses	(125)		—		(125)		(109)		(57)		(166)

	202		34		236		169		207		376
Depreciation and amortisation	(43)		(4)		(47)		(40)		(57)		(97)
Other operating income and expenses (note 8)	25		—		25		(17)		—		(17)

Operating profit (note 4)	184		30		214		112		150		262
Financial income	22		—		22		24		—		24
Financial expenses	(27)		—		(27)		(44)		(6)		(50)

Profit before tax	179		30		209		92		144		236

UK tax	(1)		—		(1)		6		(25)		(19)
Foreign tax	(39)		(10)		(49)		(38)		(14)		(52)
Special tax (note 8)	96		—		96		8		—		8

Total tax (note 9)	56		(10)		46		(24)		(39)		(63)

Profit after tax	235		20		255		68		105		173
Gain on disposal of assets, net of tax charge of £9m (2005 £21m)	—		124		124		—		14		14

Profit for the period	235		144		379		68		119		187

Attributable to:
Equity holders of the parent	235		144		379		68		100		168
Minority equity interest	—		—		—		—		19		19

Profit for the period	235		144		379		68		119		187

Earnings per ordinary share (note 10):
Basic	58.7	p	36.0	p	94.7	p	12.3	p	18.2	p	30.5	p
Diluted	57.0	p	35.0	p	92.0	p	12.1	p	17.7	p	29.8	p
Adjusted	30.2	p	—		—		13.6	p	—		—

Dividends per ordinary share:
Final paid in the period					10.70	p					10.00	p
Special interim paid					118.00	p					—
Interim proposed					5.10	p					4.60	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the nine months ended 30 September 2006

	2006	2005
	9 months ended 30 September	9 months ended 30 September
	£m	£m
Income and expense recognised directly in equity
Gains/(losses) on valuation of available-for-sale assets	1	(5)
Exchange differences on retranslation of foreign operations	(27)	29
Actuarial gains on defined benefit pension plans	6	—

	(20)	24
Transfers to the income statement
On disposal of foreign operations	3	—
On disposal of available-for-sale assets	(14)	—

Tax on items above taken directly to or transferred from equity	9	—

Net (expense)/income recognised directly in equity	(22)	24

Profit for the period	379	187

Total recognised income and expense for the period	357	211

Attributable to:
Equity holders of the parent	357	192
Minority equity interest	—	19

	357	211

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the nine months ended 30 September 2006

	2006	2005
	9 months ended 30 September	9 months ended 30 September
	£m	£m
Profit for the period	379	187
Adjustments for:
Net financial expenses	5	26
Income tax (credit)/charge	(46)	63
Gain on disposal of assets, net of tax	(124)	(14)
Other operating income and expenses	(25)	17
Depreciation and amortisation	47	97
Equity settled share-based cost, net of payments	9	7

Operating cash flow before movements in working capital	245	383
Increase in inventories	—	(1)
(Increase)/decrease in receivables	(21)	11
Decrease in provisions and other payables	(6)	(63)
Decrease in employee benefit obligation	—	(27)

Cash flow from operations	218	303
Interest paid	(25)	(45)
Interest received	22	22
Tax paid	(35)	(40)

Net cash from operating activities	180	240

Cash flow from investing activities
Purchases of assets - Hotels	(75)	(91)
Disposal of assets, net of cash disposed of - Hotels	630	1,438
Proceeds from other financial assets - Hotels	118	8
Purchases of property, plant and equipment - Soft Drinks	—	(38)

Net cash from investing activities	673	1,317

Cash flow from financing activities
Proceeds from the issue of share capital	13	10
Purchase of own shares	(240)	(144)
Payment to shareholders as a result of the capital reorganisation on 27 June 2005	—	(996)
Purchase of own shares by employee share trusts	(39)	(26)
Proceeds on release of own shares by employee share trusts	12	14
Dividends paid to shareholders	(543)	(61)
Dividends paid to minority interests	(1)	(125)
Decrease in borrowings	(67)	(155)

Net cash from financing activities	(865)	(1,483)

Net movement in cash and cash equivalents in the period	(12)	74
Cash and cash equivalents at beginning of the period	324	72
Exchange rate effects	(3)	(14)

Cash and cash equivalents at end of the period	309	132

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

As at 30 September 2006

	2006	2005
	30 September	31 December
	£m	£m
ASSETS
Property, plant and equipment	1,011	1,356
Goodwill	109	118
Intangible assets	143	120
Investment in associates	32	42
Other financial assets	107	113

Total non-current assets	1,402	1,749

Inventories	3	3
Trade and other receivables	212	252
Current tax receivable	16	22
Cash and cash equivalents	309	324
Other financial assets	1	106

Total current assets	541	707
Non-current assets classified as held for sale	52	279

Total assets	1,995	2,735

LIABILITIES
Loans and other borrowings	(5)	(2)
Trade and other payables	(400)	(468)
Current tax payable	(214)	(324)

Total current liabilities	(619)	(794)

Loans and other borrowings	(420)	(410)
Employee benefits	(66)	(76)
Provisions and other payables	(102)	(107)
Deferred tax payable	(129)	(210)

Total non-current liabilities	(717)	(803)
Liabilities classified as held for sale	(2)	(34)

Total liabilities	(1,338)	(1,631)

Net assets (note 13)	657	1,104

EQUITY
IHG shareholders’ equity	651	1,084
Minority equity interest	6	20

Total equity	657	1,104

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ using, on a consistent basis, the accounting policies set out in the 2005 InterContinental Hotels Group PLC (IHG) Annual Report and Financial Statements.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board and their report is set out on page 16.

The financial information for the year ended 31 December 2005 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

Discontinued operations are those relating to hotels sold or those classified as held for sale when the results relate to a separate line of business, geographical area of operations, or where there is a co-ordinated plan to dispose of a separate line of business or geographical area of operations.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the nine months ended 30 September is £1= $1.82 (2006 3 months, £1 = $1.87; 2005 9 months, £1 = $1.85; 2005 3 months, £1 = $1.79). In the case of the euro, the translation rate for the nine months ended 30 September is £1 = €1.46 (2006 3 months, £1 = €1.47; 2005 9 months, £1 = €1.46; 2005 3 months, £1 = €1.46).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.87 (2005 31 December £1 = $1.73). In the case of the euro, the translation rate is £1 = €1.48 (2005 31 December £1= €1.46).

3.	Revenue

	2006	2005	2006	2005
	3 months ended 30 Sept	3 months* ended 30 Sept	9 months ended 30 Sept	9 months** ended 30 Sept
	£m	£m	£m	£m
Continuing operations
Hotels
Americas (note 5)	110	102	325	282
EMEA (note 6)	54	53	146	148
Asia Pacific (note 7)	24	18	78	59
Central	14	10	38	30

	202	183	587	519

Discontinued operations
Hotels	35	97	149	451
Soft Drinks	—	174	—	544

	35	271	149	995

	237	454	736	1,514

*	Other than for Soft Drinks which reflects 12 weeks ended 2 October 2005.
**	Other than for Soft Drinks which reflects 40 weeks ended 2 October 2005.

4.	Operating profit

	2006	2005	2006	2005
	3 months ended 30 Sept	3 months* ended 30 Sept	9 months ended 30 Sept	9 months** ended 30 Sept
	£m	£m	£m	£m
Continuing operations
Hotels
Americas (note 5)	58	51	168	139
EMEA (note 6)	11	9	28	25
Asia Pacific (note 7)	3	3	19	13
Central	(19)	(16)	(56)	(48)

	53	47	159	129

Discontinued operations
Hotels	9	17	30	88
Soft Drinks	—	23	—	62

	9	40	30	150

	62	87	189	279
Other operating income and expenses (note 8)	—	(9)	25	(17)

Operating profit	62	78	214	262

*	Other than for Soft Drinks which reflects 12 weeks ended 2 October 2005.
**	Other than for Soft Drinks which reflects 40 weeks ended 2 October 2005.

5	Americas

	2006	2005	2006	2005
	3 months ended 30 Sept	3 months ended 30 Sept	9 months ended 30 Sept	9 months ended 30 Sept
	$m	$m	$m	$m
Revenue
Owned & leased	49	46	151	141
Managed	34	29	107	86
Franchised	123	109	335	294

Continuing operations	206	184	593	521
Discontinued operations – Owned & leased	14	13	41	97

Total $m	220	197	634	618

Sterling equivalent £m	118	111	348	335

Operating profit
Owned & leased	4	4	18	16
Managed	13	7	40	26
Franchised	106	98	291	260

	123	109	349	302
Regional overheads	(15)	(17)	(43)	(46)

Continuing operations	108	92	306	256
Discontinued operations – Owned & leased	3	4	7	21

Total $m	111	96	313	277

Sterling equivalent £m	60	53	172	150

6.	EMEA

	2006	2005	2006	2005
	3 months ended 30 Sept	3 months ended 30 Sept	9 months ended 30 Sept	9 months ended 30 Sept
	£m	£m	£m	£m
Revenue
Owned & leased	25	30	72	84
Managed	18	15	48	36
Franchised	11	8	26	28

Continuing operations	54	53	146	148
Discontinued operations – Owned & leased	27	71	126	350

Total	81	124	272	498

Operating profit
Owned & leased	—	(1)	(2)	(4)
Managed	9	9	26	22
Franchised	6	6	18	22

	15	14	42	40
Regional overheads	(4)	(5)	(14)	(15)

Continuing operations	11	9	28	25
Discontinued operations – Owned & leased	7	11	26	68

Total	18	20	54	93

7.	Asia Pacific

	2006	2005	2006	2005
	3 months ended 30 Sept	3 months ended 30 Sept	9 months ended 30 Sept	9 months ended 30 Sept
	$m	$m	$m	$m
Revenue
Owned & leased	27	22	90	74
Managed	16	11	46	32
Franchised	2	1	6	4

Continuing operations	45	34	142	110
Discontinued operations – Owned & leased	—	29	—	88

Total $m	45	63	142	198

Sterling equivalent £m	24	35	78	107

Operating profit
Owned & leased	4	2	18	11
Managed	9	6	28	22
Franchised	1	1	4	3

	14	9	50	36
Regional overheads	(6)	(4)	(15)	(12)

Continuing operations	8	5	35	24
Discontinued operations – Owned & leased	—	7	—	17

Total $m	8	12	35	41

Sterling equivalent £m	3	7	19	22

8.	Special items

	2006	2005	2006	2005
	3 months ended 30 Sept	3 months ended 30 Sept	9 months ended 30 Sept	9 months ended 30 Sept
	£m	£m	£m	£m
Other operating income and expenses*
Gain on sale of investment (note a)	—	—	25	—
Restructuring costs (note b)	—	—	—	(8)
Property damage (note c)	—	(9)	—	(9)

	—	(9)	25	(17)

Taxation*
Tax on other operating income and expenses	—	2	(7)	2
Special tax credit (note d)	—	—	96	8

	—	2	89	10

Gain on disposal of assets
Gain on disposal of assets	119	1	133	35
Tax charge	(4)	(1)	(9)	(21)

	115	—	124	14

*	Relates to continuing operations.
a.	Gain on the sale of the Group’s investment in FelCor Lodging Trust, Inc.
b.	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.
c.	Damage to properties related to fire and natural disasters.
d.	Represents the release of provisions which are special by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired together with, in 2006, a credit in respect of previously unrecognised losses.

9.	Tax

The tax charge on profit before tax, excluding the impact of special items (note 8), has been calculated using an estimated effective annual tax rate of 24% (2005 29%).

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 31%. Prior year items have been treated as relating wholly to continuing operations.

10.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

On 1 June 2006, shareholders approved a share capital consolidation on the basis of 7 new ordinary shares for every 8 existing ordinary shares, together with a special dividend of 118 pence per existing ordinary share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

	2006	2006	2005	2005
3 months ended 30 September	Continuing operations	Total	Continuing operations	Total
Basic earnings per share
Profit available for equity holders (£m)	41	162	18	44
Basic weighted average number of ordinary shares (millions)	359	359	441	441
Basic earnings per share (pence)	11.4	45.1	4.1	10.0

Diluted earnings per share
Profit available for equity holders (£m)	41	162	18	44
Diluted weighted average number of ordinary shares (millions) (see next page)	371	371	453	453
Diluted earnings per share (pence)	11.1	43.7	4.0	9.7

	2006	2006	2005	2005
9 months ended 30 September	Continuing operations	Total	Continuing operations	Total
Basic earnings per share
Profit available for equity holders (£m)	235	379	68	168
Basic weighted average number of ordinary shares (millions)	400	400	551	551
Basic earnings per share (pence)	58.7	94.7	12.3	30.5

Diluted earnings per share
Profit available for equity holders (£m)	235	379	68	168
Diluted weighted average number of ordinary shares (millions) (see next page)	412	412	563	563
Diluted earnings per share (pence)	57.0	92.0	12.1	29.8

10.	Earnings per ordinary share (continued)

The diluted weighted average number of ordinary shares is calculated as:

	2006	2005	2006	2005
	3 months ended 30 Sept	3 months ended 30 Sept	9 months ended 30 Sept	9 months ended 30 Sept
	millions	millions	millions	millions
Basic weighted average number of ordinary shares	359	441	400	551
Dilutive potential ordinary shares – employee share options	12	12	12	12

	371	453	412	563

	2006	2005	2006	2005
	3 months ended 30 Sept	3 months ended 30 Sept	9 months ended 30 Sept	9 months ended 30 Sept
	£m	£m	£m	£m
Adjusted earnings per share
Continuing operations
Profit available for equity holders	41	18	235	68
Less adjusting items (note 8):
Other operating income and expenses	—	9	(25)	17
Tax on other operating income and expenses	—	(2)	7	(2)
Special tax credit	—	—	(96)	(8)

Adjusted earnings	41	25	121	75
Basic weighted average number of ordinary shares (millions)	359	441	400	551
Adjusted earnings per share (pence)	11.4	5.7	30.2	13.6

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by special items, to give a more meaningful comparison of the Group’s performance.

11.	Cash flows from discontinued operations

	2006	2005
	9 months ended 30 Sept	9 months ended 30 Sept
	£m	£m
Hotels
Operating profit before interest, depreciation and amortisation	34	109
Investing activities	(6)	(20)
Financing activities	(25)	(15)

	3	74

Soft Drinks
Operating profit before interest, depreciation and amortisation	—	98
Investing activities	—	(38)
Financing activities	—	110

	—	170

12.	Net debt

	2006	2005
	30 September	31 December
	£m	£m

Cash and cash equivalents	309	324
Loans and other borrowings – current	(5)	(2)
Loans and other borrowings – non-current	(420)	(410)

	(116)	(88)

13.	Net assets

	2006	2005
	30 September	31 December
	£m	£m
Hotels
Americas	365	369
EMEA	377	951
Asia Pacific	283	296
Central	75	88

	1,100	1,704

Net debt	(116)	(88)
Unallocated assets and liabilities	(327)	(512)

	657	1,104

14.	Movement in IHG shareholders’ equity

	2006	2005
	9 months ended 30 Sept	9 months ended 30 Sept
	£m	£m
At 1 January	1,084	1,817

Total recognised income and expense for the period	357	192
Equity dividends paid	(543)	(61)
Issue of ordinary shares	13	10
Purchase of own shares	(242)	(147)
Cash element of capital reorganisation	—	(996)
Movement in shares in employee share trusts and share schemes	(18)	(5)

At 30 September	651	810

15.	Capital commitments and contingencies

At 30 September 2006, amounts contracted for but not provided in the financial statements for expenditure on property, plant and equipment was £47m (2005 31 December £76m).

At 30 September 2006, the Group had contingent liabilities of £15m (2005 31 December £20m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £147m (2005 31 December £134m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

16.	Post balance sheet event

On 23 October 2006, IHG signed a hotel operating joint venture agreement with All Nippon Airways (ANA). IHG will invest £8m for a majority stake in the venture which will be named IHG ANA Hotels Group Japan. Completion of the deal is expected in December 2006. IHG will also invest approximately £10m over the next two years in brand advertising and research and will lend up to £7m to the joint venture to part fund the implementation of an enhanced IT platform.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the three months and nine months ended 30 September 2006 which comprises the Group Income Statement, Group Statement of Recognised Income and Expense, Group Cash Flow Statement, Group Balance Sheet and the related notes 1 to 16. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and nine months ended 30 September 2006.

Ernst & Young LLP

London

13 November 2006